FOURTH AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT

THIS FOURTH AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment"), made and entered into as of March 18, 2002, by and between **FAIRFIELD MANUFACTURING COMPANY, INC.**, a Delaware corporation ("Borrower"), and **GENERAL ELECTRIC CAPITAL CORPORATION**, a Delaware corporation, as successor by merger to General Electric Capital Corporation, a New York corporation ("GE Capital"), as sole "Lender" under the "Loan Agreement" hereinafter referred to and as agent for itself and the other "Lenders" who may hereafter become parties to the Loan Agreement (GE Capital, in such capacity, the "Agent").

RECITALS:

A.   Borrower and GE Capital, as a Lender and as Agent, are parties to a certain Amended and Restated Loan Agreement, dated as of December 30, 1999 (as amended to date, the "Loan Agreement"; capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Loan Agreement), pursuant to which GE Capital, as sole Lender thereunder, makes certain financial accommodations to Borrower.

B.   Borrower has requested that GE Capital as Agent and sole Lender, agree to amend the Fixed Charge Coverage Ratio covenant set forth at Section 6.21 of the Loan Agreement and, subject to the term and conditions set forth herein, GE Capital is willing to do so.

In consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1. Amendment to Section 6.21 of the Loan Agreement. Section 6.21 of the Credit Agreement is hereby amended by changing the required ratio of Consolidated Cash Flow to Consolidated Fixed Charges for the Fiscal Quarter ending December 31, 2002 (based on the period of four Fiscal Quarters ending on such date) from 1.00:1.00 to .75:1.00.

2. Amendment to Section 6.23 to the Loan Agreement. The Loan Agreement is hereby further amended by deleting Section 6.23 thereof in its entirety and substituting in lieu thereof the following revised Section 6.23:

> 6.23   Minimum Excess Availability. Borrower shall maintain at all times "Excess Availability" of at least Seven Million Dollars ($7,000,000); provided that such minimum Excess Availability shall increase to Ten Million Dollars ($10,000,000) at all times from and after December 31, 2002 when Borrower's Consolidated Fixed Charge Coverage Ratio (calculated as provided in Section 6.21) is less than 1.00:1.00 (but without limitation of the Agent's and Lenders' other rights and remedies hereunder in the event that Borrower fails to comply with the requirements of Section 6.21). For purposes hereof, "Excess Availability" shall mean, at any time, an amount equal to (a) the Borrowing Base minus (b) the sum of all outstanding Advances plus the aggregate face amount of all outstanding Letters of Credit.

3.   Amendment Fee. In consideration of the amendments set forth herein, Borrower shall pay to Lenders an amendment fee in the amount of $15,000 upon the execution hereof by the Lenders.

4.   Other Agreements

(a) Except as set forth expressly herein and above, all terms of the Loan Agreement and the other Loan Documents shall be and remain in full force and effect and shall constitute the legal, valid, binding and enforceable obligations of Borrower to the Agent and Lenders. In furtherance of the foregoing, Borrower acknowledges that from and after the date hereof, it shall continue to be bound by all provisions of the Loan Agreement as amended hereby. To the extent any terms and conditions in any of the other Loan Documents shall contradict or be in conflict with any terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified and amended accordingly to reflect the terms and conditions of the Loan Agreement as modified and amended hereby.

(b) Borrower agrees to pay on demand the reasonable fees and out-of-pocket expenses of counsel to GE Capital incurred in connection with the preparation, execution, delivery and enforcement of this Amendment, the closing hereof, and any other transactions contemplated hereby.

(c) To induce the Agent and Lenders to enter into this Amendment, Borrower hereby acknowledges and agrees that, as of the date hereof, there exists no right of offset, defense or counterclaim in favor of Borrower as against the Agent or Lenders with respect to the Obligations.

(d) This Amendment shall be governed by, and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State and all applicable laws of the United States of America.

(e) This Amendment may be executed in two or more counterparts, all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

FAIRFIELD MANUFACTURING
  COMPANY, INC.

By:_____
    Richard A. Bush
    Vice President-Chief Financial Officer

GENERAL ELECTRIC CAPITAL
  CORPORATION, as Agent

By:_____
    Name: _____
    Title: _____

GENERAL ELECTRIC CAPITAL
  CORPORATION, as Lender

By:_____
    Name: _____
    Title: _____

ACKNOWLEDGMENT OF GUARANTOR

The undersigned, T-H Licensing, Inc., hereby (a) acknowledges its receipt of a copy of and consents to the within and foregoing amendment, (b) agrees to be bound by the provisions thereof and (c) acknowledges and agrees that the Subsidiary Guaranty, the Subsidiary Security Agreement and all other Loan Documents to which the undersigned is a party shall continue in full force and effect from and after the execution and delivery of the within and foregoing Amendment without diminution or impairment.

IN WITNESS WHEREOF, the undersigned has set its hand as of the 18th day of March, 2002.

T-H LICENSING, INC.

By:_____
      Name:
      Title:

ACKNOWLEDGMENT OF LANCER

The undersigned, Lancer Industries Inc., hereby (a) acknowledges its receipt of a copy of and consents to the within and foregoing amendment, (b) agrees to be bound by the provisions thereof and (c) acknowledges and agrees that the Lancer Pledge Agreement shall continue in full force and effect from and after the execution and delivery of the within and foregoing Amendment without diminution or impairment.

IN WITNESS WHEREOF, the undersigned has set its hand as of the 18th day of March, 2002.

LANCER INDUSTRIES INC.

By:_____
    Name:
    Title: